FAMILY ROOM ENTERTAINMENT CORPORATION
8530 Wiltshire Boulevard, Suite 420
Beverly Hills, California 90211
Office: 310-659-9411 Fax: 310-659-9472

July 8, 2005

Johanna Vega Losert
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W. Mail Stop 0305
Washington, D.C. 20549-0405

Re: Family Room Entertainment Corporation
Form SB-2 filed July 5, 2005
File No. 333-121628

Via Fax: 202-772-9202
Phone: 202-551-3325

Dear Ms. Losert:

Included are the responses to the comments listed on the SEC letter dated July 6, 2005.

General

Exhibit 5.1 Opinion

1. Please tell us why the legality opinion refers to the registration for the resale of an aggregate 72,708,333 shares of common stock when the registration fee table indicates you have registered 70,208,334 shares of common stock.

Opinion revised.

Notes to the Consolidated Financial Statements.
Note 2 - Critical Accounting Policies
Revenue Recognition - Page F-2

2. We note that your recognition policies have been significantly revised since your amendment dated May 16, 2005 was filed. We note that you have added the criteria used to determine when revenue should be recognized. We also note that you have removed any discussion of your producer (production) fees, related services, and producer development fees. However, we note that you disclose in a schedule on page F-10 that you earned $1,112,000 of producer and production service fees for the nine months ended March 31, 2005. Further, we note your disclosure of revenues other than royalties on page 38 to be $1,404,612 for the nine months ended March 31, 2005. Finally, you discuss in footnote 2 to this table that the primary functions/services are related to “production, financing, and motion picture related services. “Please revise your filing to include your revenue recognition and film cost policies and any necessary disclosures regarding your revenues derived from producer (production) fees, related services, and producer development fees. Our concern is that your accounting policies may have been changed during the interim period presented.

Revenue recognition and film cost policies have been revised and the revenue figures in the schedule on page F-10 has been revised to tie to the revenue figures on page 38.

Sincerely,

s/s George Furla__________________
George Furla
Chief Executive Officer
Family Room Entertainment Corporation